Exhibit 99.1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) each of the persons named below agrees to this joint filing of Schedule 13G (including any and all amendments thereto) individually and as co-trustees of trusts and submits this exhibit as proof of their agreement with the other person named below:
Dated: January 27, 2020
	By:	/s/ Todd Barbey
Name: Todd Barbey

	By:	/s/ Curtis Powers-Ackley
Name: Curtis Powers-Ackley